Fourth Quarter 2014
Results Summary



Disclaimer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements regarding expectations for FLIR's performance are based on current expectations, estimates, and projections about FLIR's business based, in part, on assumptions made by management and involve certain risks and uncertainties. Actual results could materially differ due to factors in the presentation and in the risk factors section of our Form 10-K and other reports and filings with the Securities and Exchange Commission. FLIR does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this presentation, or for changes made to this document by external parties.

FLIR® The World's Sixth Sense™

Q4 2014 Highlights

Revenue	EPS	Operating Margin
$434 Million up 9% vs PY	**$0.51 / $0.52** adjusted* up 49% vs PY*	**20%*** Up 310 basis points vs PY*

- Overall backlog reached $547 million
  - Down $32 million from Q3 2014
  - Up $58 million from prior year
- Stronger U.S. dollar negatively impacted revenue by approximately 2%
- $9.4 million favorable discrete tax items during the quarter
  - Increased legal expenses in Q4 largely offset this benefit
- Q4 cost savings from 2013 restructuring initiative in the mid single digit millions
  - $0.7 million of after-tax restructuring charges in the quarter ($1 million pre-tax)
- Thermal products unit volumes increased 55% vs prior year

Adjusted to exclude restructuring and executive retirement charges.

FLIR® | The World's Sixth Sense™

Full Year 2015 Outlook

- Revenue $1.55 – $1.6 billion
  - An increase of approximately 3% over 2014 at the midpoint
  - Approximately 3% - 4% negative impact due to currency

- EPS $1.60 – $1.70
  - An increase of approximately 11% over 2014 at the midpoint, excluding expenses related to restructuring

- Increasing quarterly dividend to $0.11 per share, payable on March 6th

Q4 2014 Cash Flow & Other

- ## Operating cash flow $63 million
  - Negatively impacted by timing of large A/R

- ## $20.3 million in capex

- ## $14.1 million in dividends

- ## $62.6 million in share repurchases
  - 2.0 million shares at an average price of $31.64

- ## Ending cash balance of $531 million
  - Foreign currency translation negatively impacted cash by $13 million in the quarter

Revenue by Geography



Operating Cash Flow Trend



FLIR® | The World's Sixth Sense™

Segments Summary

($s in millions)	Q4 2014	Q4 2013	YoY Chg %
Revenue			
Surveillance	$150.1	$138.9	8%
Instruments	103.5	101.5	2%
OEM & Emerging	58.0	53.5	8%
Security	56.4	41.7	35%
Maritime	40.1	42.6	(6%)
Detection	26.2	22.1	19%
Total Revenue	$434.4	$400.3	9%
Operating Income			
Surveillance	$43.8	$29.6	48%
Instruments	35.4	33.2	7%
OEM & Emerging	18.9	10.8	75%
Security	10.3	5.6	85%
Maritime	1.3	2.2	(39%)
Detection	5.2	2.6	104%
Corporate	(26.6)	(15.2)	(75%)
Total Operating Income	$88.4	$68.8	28%

FLIR® | The World's Sixth Sense™

Operating Income adjusted to exclude restructuring and executive retirement charges.

Q4 2014 | Surveillance

- Q4 revenue up 8% vs prior year

- 2014 revenue down 7% vs prior year

- Q4 adjusted operating income up 48% vs prior year
  - Excluding $0.2 and $5.4 million of pre-tax restructuring charges in 2014 and 2013, respectively

- 2014 adjusted operating income down 7% vs prior year
  - Excluding $5.2 and $5.4 million of pre-tax restructuring charges in 2014 and 2013, respectively

- Q4 ending backlog of $295 million, up 5% vs prior year
  - Q4 bookings up 11% over prior year, with no orders > $10 million
  - Q4 book-to-bill of 0.7x
  - Full year 2014 book-to-bill of 1.0x

- Q4 highlights
  - Adjusted operating margin improved year-over-year and sequentially
    - Positive impact from shifts in product mix
    - 15% y-o-y reduction in operating expenses due primarily to restructuring



Adjusted to exclude restructuring charges.

Q4 2014 | Instruments

- Q4 revenue up 2% vs prior year

- 2014 revenue up 5% vs prior year
  - Stronger U.S. dollar negatively impacted revenue in Q4 and full year

- Q4 adjusted operating income up 7% vs prior year
  - Excluding $1.1 and $15.5 million of pre-tax restructuring charges in 2014 and 2013, respectively

- 2014 adjusted operating income up 14% vs prior year
  - Excluding $11 and $15.5 million of pre-tax restructuring charges in 2014 and 2013, respectively

- Q4 highlights
  - Began shipping TG-165, which set an Instruments segment record for number of units shipped in a quarter
  - E-series product revenues +21%
  - Automation camera revenue +31%



Adjusted to exclude restructuring charges.

FLIR® | The World's Sixth Sense™

Q4 2014 OEM & Emerging

- Q4 revenue up 8% vs prior year

- 2014 revenue up 9% vs prior year

- Q4 adjusted operating income up 75% vs prior year
  - Excluding $(0.1) and $1.5 million pre-tax restructuring charges in 2014 and 2013, respectively

- 2014 adjusted operating income up 19% vs prior year
  - Excluding $0.2 and $1.5 million pre-tax restructuring charges in 2014 and 2013, respectively

- Q4 highlights
  - Cores & Components revenue up 31% vs prior year
  - Revenue growth despite divestiture of OCG business
    - OCG revenue in Q4 2013 of $4.1 million



Q4 2014 Security

- Q4 revenue up 35% vs prior year

- 2014 revenue up 27% vs prior year

- Q4 adjusted operating income up 85% vs prior year
  - Excluding $0.3 million of pre-tax restructuring charges in 2013 (no charges in 2014)

- 2014 adjusted operating income up 41% vs prior year
  - Excluding $0.3 million of pre-tax restructuring charges in 2013 (no charges in 2014)

- Q4 highlights
  - Thermal security camera revenue +67%
  - Lorex-branded visible security revenue +24%



Revenue

$s in millions

Q4 13	Q1 14	Q2 14	Q3 14	Q4 14
$41.7	$29.3	$44.7	$48.6	$56.4

Adjusted Operating Income

13.4%	5.8%	13.2%	14.4%	18.3%
$5.6	$1.7	$5.9	$7.0	$10.3
Q4 13	Q1 14	Q2 14	Q3 14	Q4 14

Adjusted to exclude restructuring charges.

FLIR® | The World's Sixth Sense™

Q4 2014 Maritime

- Q4 revenue down 6% vs prior year

- 2014 revenue up 2% vs prior year

- Q4 adjusted operating income down 39% vs prior year
  - Excluding $0.4 million pre-tax restructuring charges in 2013
- 2014 adjusted operating income up 8% vs prior year
  - Excluding $(0.1) and $0.4 million pre-tax restructuring charges in 2014 and 2013, respectively

- Q4 highlights
  - Thermal camera bookings up 8% vs prior year
  - Launched new lineup of VHF radios



Q4 2014 Detection

- Q4 revenue up 19% vs prior year

- 2014 revenue down 5% vs prior year

- Q4 adjusted operating income up 104% vs prior year
  - Excluding $(0.2) and $4.2 million pre-tax restructuring charges in 2014 and 2013, respectively

- 2014 adjusted operating income down 12% vs prior year
  - Excluding $0.5 and $4.2 million pre-tax restructuring charges in 2014 and 2013, respectively

- Q4 ending backlog of $51 million, up 70% vs prior year

- Q4 highlights
  - Received $27 million order for DR SKO production units
  - Record operating margin

